U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)(1)

1. Name of the Registrant:	NYMEX Holdings, Inc. (“NYMEX”)

2. Name of person relying on exemption:	Cataldo Capozza

3. Address of person relying on exemption:	3738 Rachel Lane Naples, FL 34103-3725

4. Written materials:	The following materials are attached:

          (a)          Letter from Mr. Capozza to the Shareholders of NYMEX.

CATALDO J. CAPOZZA
Naples, FL 34103-3752
(239) 261-2169
cjaycap@aol.com

November 21, 2005

TO THE SHAREHOLDERS OF NYMEX:

I have been a NYMEX member for twenty years. I presently own three seats on the exchange. On October 3, 2005, I wrote to Mitchell Steinhause to voice my concerns about the current proposal by General Atlantic LLC (GA) to purchase 10 percent of NYMEX. On October 27, 2005, I received a telephone call from Mr. Steinhause and Richard Kerschner, who is an attorney for NYMEX, in response to my letter. Their response to my letter was unsatisfactory, so I decided to write directly to my fellow shareholders to express my opposition to the GA proposal.1

On September 20, 2005, NYMEX announced that Mr. Steinhause and the rest of the Board signed a letter of intent to proceed with the sale to GA for $135 million. As you may have read, on November 14, 2005, NYMEX announced that the Board of Directors signed a definitive agreement to proceed with the GA proposal and seek shareholder approval of it as well. NYMEX will soon issue proxy material requesting your consent to the GA proposal. You should read the proxy materials very carefully.

The GA proposal is vitally important to our stake in NYMEX because it appears to be the first step in a plan to take NYMEX public in the near future. Our rights will be adversely affected if the GA proposal is accepted. I urge you to read this letter and consider it when you decide to vote for or against the GA proposal. I am not asking for your proxy.

WE DON’T NEED GENERAL ATLANTIC TO GO PUBLIC!

Many of us have been told that we need to bring in GA to help improve our management structure before we can go public. It’s certainly true that our current management team has let us down. A simple comparison of NYMEX’s financial results with the Chicago Mercantile Exchange’s results shows how poorly our management is performing. In the first nine months of 2005, CME reported income before taxes of $382.6 million on $725.7 million of revenue – a profit margin of 52.7 percent. During the same nine-month period, NYMEX reported income before taxes of just $92.6 million on $253 million of revenue – a profit margin of only 36.6 percent. CME is 44 percent more profitable than NYMEX! We have a right to expect better!

The difference between our income and CME’s income is explained largely by $39.5 million in “General and Administrative” expenses that NYMEX incurred in the first nine months of the year, on top of the salaries, rent, marketing, service fees, and other expenses incurred. By contrast, CME reported no “General and Administrative” expenses for the same period. If the $39.5 million in “General and

1 This letter includes expectations regarding future performance. These forward-looking statements are based on presently available competitive, financial, and economic data, current expectations, estimates, forecasts, and projections about the industry in which NYMEX operates, and my beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or implied in any of these statements. I caution you not to place undue reliance on any forward-looking statements. I undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

Administrative” expenses were added back in to our income statement, our income before taxes would jump to $132.1 million – a net profit margin of 52.2 percent, which is almost the same as CME’s profit margin of 52.7 percent.

GA is a private equity firm that provides equity financing primarily to companies specializing in information technology and intellectual property. NYMEX is not in need of private equity financing. By all accounts, we appear well capitalized; our financial resources appear to be more than adequate to meet the cost of ongoing operations. Indeed, the Board has declared and paid seven dividends since we were demutualized in November, 2000, including the $81.6 million special dividend on August 1, 2005. If we needed cash, the Board would not have declared the $81.6 million special dividend. Our financial position could not be stronger.

I am CEO of my own real estate corporation, which is currently involved in a $200 million building project. In my real estate business, I have been approached by private equity buyers. The only time I would ever consider an equity partner is if my corporation needed cash. It does not, and neither does NYMEX. NYMEX does not have a liquidity problem, and we don’t need GA’s capital. On the other hand, NYMEX does have a management problem that GA’s proposal does not solve. Like all other private equity firms, GA lacks the expertise and the financial incentive to become active managers or to help our management increase revenue, reduce costs, and improve our net profit margin. As a private equity fund, GA wants to get in and get out quickly, at the lowest cost. GA has no commitment to NYMEX over the long-term. In fact, GA stands to receive a special dividend of $20 million if NYMEX doesn’t complete an IPO before June 30, 2008.

Don’t be fooled that we “need” GA in order to take NYMEX public. Nothing could be farther from the truth. CME went public in 2002 at just $35.00 per share. Those same shares closed at $383.41 on November 21, 2005 – an amazing profit of almost 1000 percent in less than three years! With an IPO history like that, investment bankers will be falling all over themselves to take NYMEX public, and there will be an overwhelming public demand for NYMEX shares. When we decide to go public, our biggest problem will be to make sure that the offering price isn’t too low!

During our call on October 27, Mr. Steinhause and Mr. Kerschner confirmed that, if the GA proposal is accepted by the NYMEX shareholders, the current Board of Directors will be reduced from 25 members to 15 members and GA will be entitled to hand-pick one Board member. Under the GA proposal, the Board will include Mr. Steinhause, Richard Schaeffer (who is currently the Vice Chairman of the Board), James Newsome (who is currently President of NYMEX), and Bill Ford, who is President of GA. Together, they will select three public directors from the current Board, and those seven directors will then select eight more directors from the current Board, for a total of fifteen directors. According to Mr. Steinhause and Mr. Kerschner, shareholders must waive their right to nominate or elect directors in order to accept the GA proposal. They also told me that we will be asked to waive our right to elect new Board members at the annual meeting in March, 2006, when one-third of the current directors ordinarily would stand for re-election.

The decision to give up valuable nominating and voting rights at a time when NYMEX is being positioned to be taken public cannot be taken lightly. It is extremely important to understand that management will be accountable to these new directors, who should be representing our interests as long-term NYMEX shareholders. The terms under which NYMEX will be taken public will be negotiated by these directors – most likely, by a small committee of the Board including Mr. Steinhause and Mr. Ford. If we want to receive maximum value for our shares, then we need strong directors who will be committed to protecting our rights, rather than the conflicted interests of Mr. Steinhause and Mr. Ford.

If NYMEX goes public, it is likely that the current shareholders will hold a majority of its stock. The Board needs to represent us and we need to select the members of the Board who will determine our future if and when NYMEX becomes a public company. You should ask yourself whether the Board selected under the GA proposal will be able to do that.

As you probably know, CME went public on December 24, 2002. CME signed an agreement that protects Open Outcry as part of that transaction – a promise that CME will retain Open Outcry for a period of at least five years after the IPO. We should insist that NYMEX agree to maintain Open Outcry for at least that long, if not longer. That will not happen if we accept the GA proposal. On October 1, 2005, Leah McGrath of THE WALL STREET JOURNAL reported that Mr. Ford “won’t promise to keep the trading floor open for a specific amount of time.”

As you may know, GA has invested at least $125 million in the Archipelago Exchange, which calls itself the “first totally open, fully electronic” trading exchange. The New York Stock Exchange is currently under harsh shareholder criticism for its agreement to acquire Archipelago, in part, because Goldman Sachs & Co. (Archipelago’s largest shareholder and the NYSE’s largest specialty firm) advised both Archipelago and the NYSE on the deal. William Higgins, a vocal NYSE shareholder, asked the court to stay the shareholder vote on the Archipelago acquisition because of concerns over the conflict. Judge Charles Ramos of the New York Supreme Court ordered the NYSE to obtain a new fairness opinion from an “unbiased” investment bank.

In addition to serving as President of GA, Mr. Ford is also a director of Archipelago. Does Mr. Ford’s dual role pose a serious risk that he will use his position of influence and control to end Open Outcry if the GA proposal is accepted? We must avoid the entanglements that have cast doubt on the fairness of the NYSE’s acquisition of Archipelago in order to ensure that our interests in Open Outcry will be protected. We need “unbiased” fairness as much as the NYSE shareholders.

THE GA PROPOSAL GROSSLY UNDER-VALUES NYMEX!

Even if it made sense to sell 10 percent of NYMEX before going public (which it does not), we must be sure to get a fair price in return. The GA proposal will not pay us nearly what 10 percent of NYMEX is worth. As you know, GA proposes to pay $135 million for 10 percent of our equity, which presumes a total valuation of $1.35 billion for NYMEX. We are worth much more than that.

Let’s consider the $135 million purchase price in light of the sale of a NYMEX seat for $2,750,000 on September 6, 2005, just before the letter of intent was signed. The “equity” value of the sale may be calculated by subtracting $1.075 million (five years’ undiscounted rent for the seat at the average lease price of $215,000 per year) from the price, leaving $1.675 million, which would be deemed the equity portion of the purchase price. Multiplying the equity value of $1.675 million by 816 seats yields a total equity value of $1.367 billion. Using these values, the price of $135 million is slightly less than 10 percent of the total equity value.

It is easy to see that the GA proposal is already substantially below the market. On November 14, 2005, a NYMEX seat sold for $3.775 million. Using the same methodology described above, the purchase price today should be $220.3 million, a difference of $85.3 million in favor of GA:

$3.775 million purchase price
–	1.075 million ($215,000/year Í 5 years)

$2.7 million equity value
Í	816 seats

$2.203 billion total equity
Í	10 percent

$220.3 million purchase price

The press release issued on September 21, 2005, provided no protection for members if the seat prices rose above the $2.75 million sale on September 6, 2005, which is just what has happened. Everyone knows that the prices for NYMEX seats have risen over the past three years. If the price for a NYMEX seat continues to rise, the GA proposal will become more unfair for the shareholders and more advantageous for GA.

Furthermore, the equity valuation assumes that each seat could, if leased, receive lease income of $215,000 per year for at least five years. As we know, Mr. Ford won’t promise to maintain Open Outcry. If NYMEX doesn’t maintain Open Outcry for at least five more years, we would lose that lease income and the equity portion of the sale price would rise significantly. If Open Outcry is maintained for just three years, the equity value of 10% of NYMEX based upon the last sale price at $3.775 million rises to $255.4 million:

$3.775 million purchase price
–	0.645 million ($215,000/year Í 3 years)

$3.130 million equity value
Í	816 seats

$2.554 billion total equity
Í	10 percent

$255.4 million purchase price

The equity valuation also assumes that the lease income shouldn’t be discounted. If we assume a conservative interest rate of just 6 percent per year on the lease income, the purchase price today would have to be $234.1 million if Open Outcry is maintained for five more years, or $261.1 million if it is maintained for only three more years.

Based upon our recent performance (which can and should be improved), it is likely that NYMEX will earn at least $70 million in 2005. Earnings for the trailing twelve months ending on September 30, 2005, were $60.69 million. Through the first three quarters of this year, NYMEX has reported $50.47 million in earnings. At the close of trading on November 21, 2005, CME traded at a P/E multiple of 46.38 times trailing twelve-month earnings. If NYMEX is valued at the same P/E multiple as CME – and there is no reason why we should not – our value is at least $2.814 billion, which is more than twice the GA valuation. The GA proposal is approximately 52 percent below our market value! And that’s based on our current net income, which is adversely affected by excessive costs. In truth, GA should pay a premium because our value will go up when we reduce our costs and improve our net profit margin.

It is also instructive to compare NYMEX with the Intercontinental Exchange (ICE), a fully electronic exchange with a relatively unproven trading platform. ICE was taken public on November 16, 2005, at $26.00 per share. The stock closed today at $35.90 per share. ICE is roughly half the size of NYMEX. Its trailing twelve month revenue is $143.1 million, compared with NYMEX’s trailing twelve month revenue of $318.9 million. ICE trades at a multiple of 13.9 times revenue. At that same multiple, NYMEX would be worth $4.4 billion –more than three times the GA valuation. ICE reported trailing twelve month net income of $9.73 million, and trades at a P/E multiple of 197.25 times net income. Based on that P/E multiple, NYMEX would be worth $11.97 billion ($60.694 million trailing twelve months earnings times 197.25). While ICE may be trading at an exceptionally high P/E ratio, the fact remains that the GA proposal substantially undervalues NYMEX.

Why should we sell 10 percent of our equity to GA at such a drastic discount? If we needed cash to fund our operations, maybe we might look to make a deal like the GA proposal. But we don’t need the cash. If we thought we wouldn’t be attractive to the public, maybe we might look to bring on a private equity investor. But we won’t have any problem selling shares to the public. The answer to the question why we should sell 10 percent of NYMEX to a venture capital firm is: We shouldn’t!

PLEASE READ NYMEX MANAGEMENT’S PROXY STATEMENT CAREFULLY!

When we spoke on October 27, Mr. Stinehause told me that a proxy statement setting forth the details of the GA proposal will be sent to NYMEX shareholders in late November. The proxy statement should provide a detailed explanation of the GA proposal and the reasons why our current management recommends that we accept it. That detailed explanation is very important and long overdue, but the details of the GA proposal are not going to change our main concerns regarding the following points:

A.

WHY SHOULD WE SELL 10 PERCENT OF NYMEX – Does the GA proposal help us improve our recent poor financial performance? Does GA have the skills and commitment to NYMEX to turn management around? Is GA looking to make a quick profit at our expense? Do we need GA’s capital? Do we need GA to take NYMEX public?

B.

NYMEX BOARD CONTROL – Who will serve on the Board? How will they be appointed? Who will they answer to? Who will control the NYMEX agenda as we move forward with a public offering? Will they look out for our interests or their own?

C.	OPEN OUTCRY AND FLOOR INCOME PROTECTIONS – Will GA protect Open Outcry? Why won’t Mr. Ford promise to maintain Open Outcry? What income are we risking if we accept the GA proposal?

D.

NYMEX VALUATION – Are we being fairly compensated for 10 percent of NYMEX? Does the price reflect the current market for NYMEX seats? Are we protected if the price for NYMEX seats rises? Are we protected if NYMEX abandons Open Outcry within the next five years? Does the price reflect our current financial performance? Does the price give us any upside if management improves our performance?

THE GA PROPOSAL IS GREATLY DEFICIENT REGARDING OUR MAIN CONCERNS. IT SERVES GENERAL ATLANTIC’S INTERESTS AND CURRENT MANAGEMENT’S INTERESTS, BUT NOT OURS.

PLEASE READ THE GA PROXY CAREFULLY AND THEN VOTE “NO” ON THE GA PROPOSAL.

Best regards,
Cataldo J. Capozza

cc:	Wolf Haldenstein Alder Freeman & Herz LLP
Mark C. Rifkin, Esquire

WE CAN AND MUST DO BETTER!!